Exhibit 23

UNSECURED PROMISSORY NOTE

$3,500,000	December 10, 2014

FOR VALUE RECEIVED, CIG Wireless Corp., a Nevada corporation (“Borrower”) hereby promises to pay to the order of Fir Tree REF III Tower LLC, a Delaware limited liability company (the “Holder”), at such place as the holder of this Note may designate in writing from time to time, in lawful money of the United States, the principal sum of THREE MILLION FIVE HUNDRED THOUSAND DOLLARS ($3,500,000.00), together with accrued interest thereon, as hereinafter provided.

Interest on the principal balance of this Note shall accrue quarterly at the rate of fifteen percent (15%) per annum, calculated on the basis of a 360 day year and actual number of days elapsed (but in no event in excess of the maximum rate permitted by applicable law). Interest from and after maturity (whether as stated or by acceleration) and after the entry of any judgment on this Note shall be at the rate equal to five percent (5%) per annum above the rate charged hereunder on the date of such maturity (or if such rate shall not be lawful with respect to Borrower, at the highest lawful rate then in effect). Interest shall be payable quarterly on the last business day of each March, June, September and December; provided that at the option of Borrower, such interest may be added to the principal amount of this Note and treated as principal for all purposes hereunder (and accrue further interest from and after such due date at the applicable interest rate specified above).

Borrower shall pay all outstanding principal, accrued interest and any other sums outstanding under this Note on the earlier of: (i) August 1, 2018; (ii) the date on which such amounts due hereunder are accelerated in accordance with the terms of this Note; (iii) the occurrence of a “Liquidation Event” as defined in the Certificate of Designation (as defined below); or (iv) the date on which Borrower’s Series A-1 Non-Convertible Preferred Stock is redeemed or redeemable (the “Maturity Date”). If any such date shall not be a business day, then the scheduled payment shall be due on the next succeeding business day to occur after such date.

At the option of Borrower, the unpaid principal of this Note may be prepaid in whole or in part, at any time, with accrued and unpaid interest thereon but without penalty or premium; provided that such any such partial prepayment shall be in an increment of $1,750,000, plus accrued and unpaid interest thereon.

The liability of Borrower hereunder shall be unconditional. No act, failure or delay by the Holder hereof to declare a default as set forth herein or to exercise any right or remedy it may have hereunder, or otherwise, shall constitute a waiver of its rights to declare such default or to exercise any such right or remedy at such time as it shall determine in its sole discretion.

Borrower shall be in default under this Note upon the occurrence of any of the following (each, an “Event of Default” and collectively, “Events of Default”): (a) if Borrower or any of its subsidiaries takes, or seeks or agrees to take, any action in violation of or which is not in compliance with this Note, including non-payment under this Note on the date when due; (b) any event, the occurrence or non-occurrence of which, that with the passage of time or the giving of notice, or both, would not be permitted hereunder or would become a violation of or non-compliance with this Note by Borrower or any of its subsidiaries; (c) any “default”, “event of default” or any other event, the occurrence or non-occurrence of which, that with the passage of time or the giving of notice, or both, would be a default or event of default, under (i) any other agreement, document or instrument (x) to which both Borrower and Holder (or any affiliate thereof (excluding Borrower and its subsidiaries)) are parties or are otherwise both bound, or (y) any other agreement, document or instrument to which Borrower or any subsidiary of Borrower is a party or otherwise bound, which, in the case of this clause (y) results in a liability, obligation or otherwise involves a payment by Borrower or any such subsidiary, in excess of $500,000, (ii) the Senior Debt or (iii) the Certificate of Designation; (d) any material loss, theft, damage or destruction of any portion of the properties or assets of Borrower or any subsidiary, which exceeds $500,000, to the extent not covered by insurance; (e) (i) except as contemplated in the “Approved Budget” (as defined in the Certificate of Designation) for the then current period, a cessation of a substantial part of the business of Borrower or any subsidiary that is material to Borrower and its subsidiaries, as a whole, (ii) Borrower or any subsidiary shall suffer the loss or revocation of any material license or permit now held or hereafter acquired by any of them which is necessary to the continued or lawful operation of its business; (iii) Borrower or any subsidiary shall be enjoined, restrained or in any way prevented by Governmental Authority from conducting all or any material part of its business affairs; (iv) any substantial portion of the real property, rights, easements and privileges deemed to be necessary or useful and convenient for the “Project Towers” or “Existing Towers” (as such terms are defined in the Certificate of Designation) or in connection therewith, shall be taken through condemnation or the value thereof shall be impaired through condemnation; (f) any money judgment, writ of attachment or similar processes (collectively, “Judgments”) are issued or rendered against Borrower or any subsidiary, or any of their respective properties or assets (i) in the case of money Judgments, in an amount in excess of $100,000 to the extent not covered by insurance, and (ii) in the case of non-monetary Judgments, such Judgment or Judgments (in the aggregate) could reasonably be expected to have a Material Adverse Effect, in each case, which Judgment is not stayed, bonded over, released or discharged within 30 days after entry thereof; (g) any violation by Borrower or any subsidiary of any domestic or foreign, federal, state or local law, rule, regulation, ordinance or similar authority issued, ordered, enacted or promulgated by any Governmental Authority which could have a Material Adverse Effect; (h) the insolvency of Borrower or any of its subsidiaries (the term “insolvency” shall mean either a negative tangible net worth or an inability to pay Borrower’s or such guarantor’s debts as they mature); or (i) the filing by or against Borrower or any of its subsidiaries of any petition seeking an arrangement, reorganization or the like, the commencement of any proceedings under any bankruptcy or insolvency law by or against either of them, the adjudication of any of them as a bankrupt, the appointment of a receiver for all or any part of their respective assets, or the making of an assignment for the benefit of creditors, or the calling of a meeting of creditors, or the appointment of a committee of creditors or liquidating agents, by, for, or of either of them; provided, however, that any of the foregoing clauses (a) through and including (i) may be waived by the Holder in its sole discretion by delivering written notice of such waiver to Borrower. For the avoidance of doubt, any such waiver shall only be effective for the instance in which it was given, and no waiver shall be effective for any other instance or give rise to any obligation to issue waiver with respect to any future instance, whether or not prior waivers were given.

For purposes of the preceding paragraph:

“Certificate of Designation” shall mean that certain Certificate of Designation, Preferences and Rights of Series A-1 Non-Convertible Preferred Stock and Series A-2 Convertible Preferred Stock of Borrower filed with the Nevada Secretary of State on August 1, 2013.

“Credit Agreement” shall mean that certain Credit Agreement, dated as of August 17, 2012, by and among CIG Comp Tower, LLC, as borrower, the lenders from time to time party thereto, as lenders, and Macquarie Bank Limited, as administrative agent and collateral agent (as amended, restated, or otherwise modified from time to time).

“Material Adverse Effect” means a material adverse effect on (i) the assets and liabilities, results of operations, condition (financial or otherwise) or business of Borrower and its subsidiaries taken as a whole, or (ii) the ability of Borrower perform its obligations under this Note.

“Senior Debt” shall mean (i) all indebtedness arising under the Credit Agreement; (ii) any other indebtedness of Borrower or its subsidiaries as shall be designated by the Board of Directors of Borrower to be “Senior Debt, subject to the agreement of Holder; and (iii) any indebtedness entered into in connection with the refinancing or replacement of such indebtedness.

If an Event of Default occurs under clauses (h) or (i) above, then the outstanding principal of, and all accrued interest on, this Note shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived. If any other Event of Default occurs and is continuing, Holder, by written notice to Borrower, may declare the principal of, and accrued interest on, this Note to be immediately due and payable. On any such declaration, such principal and interest shall become immediately due and payable.

Borrower further agrees to pay all costs of collection, including reasonable attorneys’ fees and all costs of levy or appellate proceedings or review, or both, in case the principal or any interest thereon is not paid on the Maturity Date, whether suit be brought or not.

Any and all notices or other communications required or permitted to be given under this Note shall be in writing (including facsimile transmission, e-mail or similar writing) and shall be given to such party at the address, e-mail address or facsimile number for such party on the signature pages hereof or at such other address, e-mail address or facsimile number as such party may hereafter specify.

This Note may not be amended, modified, supplemented or terminated except by a writing signed by the Holder and Borrower.

This Note shall be binding upon Borrower, its legal representatives, successors or assigns and shall inure to the benefit of Holder and his successors, endorsees, assigns or holder(s) in due course.

THIS NOTE SHALL BE GOVERNED BY, CONSTRUED IN ACCORDANCE WITH, AND ENFORCED UNDER, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS OR INSTRUMENTS ENTERED INTO AND PERFORMED ENTIRELY WITHIN SUCH STATE.

Borrower hereby expressly waives any right to seek a trial by jury in any action or proceeding arising out of or relating to this Note or the transactions contemplated hereby. By acknowledging this Note, Holder also shall be deemed to have expressly waived any right to seek a trial by jury in any action or proceeding arising out of or relating to this Note or the transactions contemplated hereby.

Borrower hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of New York State sitting in the County of New York, or any Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and Borrower hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Borrower agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Note or the transactions contemplated hereby in any New York State or Federal court. Borrower hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Borrower hereby irrevocably and unconditionally consents to service of process in the manner provided for notices herein, except for process served via e-mail. Nothing in this Note will affect the right of Holder to serve process in any other manner permitted by law.

If any provisions of this Note would require Borrower to pay interest hereon at a rate exceeding the highest rate allowed by applicable law, Borrower shall instead pay interest under this Note at the highest rate permitted by applicable law.

Borrower hereby expressly waives presentment, demand, protest or notice of any kind.

[Signature Page Follows]

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed and delivered as of the date and year first above written.

CIG Wireless Corp.

By:	/s/ Paul McGinn
Name: Paul McGinn
Title: Chief Executive Officer

CIG Wireless Corp.
11120 South Crown Way, Suite 1
Wellington, FL 33414
Attention: Paul McGinn, CEO
Facsimile:
E-mail: pmcginn@cigwireless.com

Acknowledged by Holder:

Fir Tree REF III Tower LLC

By:	/s/ Brian Meyer
Name: Brian Meyer
Title: Authorized Person

Fir Tree REF III Tower LLC

c/o Fir Tree, Inc.

505 Fifth Avenue, 23rd Floor

New York, NY 10017

Attention: Brian Meyer, General Counsel

Facsimile: (212) 659-4885

E-mail: bmeyer@firtree.com

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